

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09055852

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC Mail Processing
Section

FEB 27 2009

Washington, DC
110

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SEC FILE NUMBER
8-50562

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/08_____ AND ENDING _____12/31/08_____ .
                                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Skyebanc, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

1151 Broad Street
(No. and Street)

Shrewsbury	New Jersey	07702
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Fischer	(561) 483-6335
	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP

(Name – *if individual state last, first, middle name*)

1900 NW Corporate Blvd., Suite E210	Boca Raton	FL	33431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
   X Certified Public Accountant
   __ Public Accountant
   __ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
                          contained in this form are not required to respond unless the form displays
                          a currently valid control number



OATH OR AFFIRMATION

I, **Vincent LaBarbara**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Skyebanc, Inc.**, as of **December 31, 2008** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Known personally to me

_____
Signature

NOTARY PUBLIC-STATE OF FLORIDA
Karen Z. Fischer
Commission # DD610800
Expires: NOV. 17, 2010
BONDED THRU ATLANTIC BONDING CO., INC.

Chief Executive Officer
_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
__ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
__ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
__ (m) A copy of the SICP Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS



1900 NW Corporate Blvd., East Suite 210
Boca Raton, Florida 33431
Tel. 561-886-4200
Fax. 561-886-3330
e-mail:info@sherbcpa.com

Offices in New York and Florida

SHERB & CO., LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Skyebanc, Inc.
Shrewsbury, New Jersey

We have audited the accompanying statement of financial condition of Skyebanc, Inc. (the Company) as of December 31, 2008, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended being filed by the Company pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Skyebanc, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Certified Public Accountants

Boca Raton, Florida
February 26, 2009

SKYEBANC, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash	$	20,498
Commissions receivable		10,759
Advances - related parties		17,803
Other assets		2,700
Long Positions: Market		9,960
Property and equipment, net of accumulated depreciation of $6,468		5,314
Total assets	$	67,034

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	17,216
Commission payable		3,475
Payroll liabilities		2,178
Total liabilities		22,869
Stockholders' equity		
Common stock, $0.33334 par value, 100,000 shares authorized 20,000 shares issued and outstanding		6,667
Additional paid-in capital		294,518
Accumulated deficit		(257,020)
Total stockholders' equity		44,165
Total liabilities and stockholders' equity	$	67,034

See accompanying notes to financial statements.

-2-

Revenues:		
Commissions	$	195,224
Fee income		230,348
Other income		39,374
Total revenues		464,946
Expenses:		
Compensation and benefits		200,201
Commissions to agents and representatives		190,187
Clearing costs		27,419
Regulatory fees and expenses		19,931
Professional fees		39,393
Office expenses		53,412
Travel and entertainment		19,612
Taxes other than federal income tax		6,889
Rent		66,547
Depreciation		2,564
Loss on sale of equpment		5,797
Total expenses		631,952
Net loss	$	(167,006)

SKYEBANC, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2008

	Common Stock $0.33334 Par Value		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance, December 31, 2007	20,000	$ 6,667	$ 195,300	$ (90,014)	$ 111,953
Contributed Capital	-	-	99,218	-	99,218
Net loss for the year ended December 31, 2008	-	-	-	(167,006)	(167,006)
Balance, December 31, 2008	20,000	$ 6,667	$ 294,518	$ (257,020)	$ 44,165

Cash flows from operating activities:

Net loss	$	(167,006)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation expense		2,564
Loss on sale of equipment		5,797
Changes in assets and liabilities:		
(Increase) decrease in:		
Prepaid expense		7,037
Other assets		4,175
Commissions receivable		24,979
Advances related party		9,219
Long Positions-Market		(9,960)
Increase (decrease) in:		
Accounts payable and accrued expenses		(7,513)
Commissions payable		(30,048)
Payroll Liabilities		(40,695)
Net cash used in operating activities		(201,452)
Cash flows from investing activities:		-
Cash flows from financing activities:		
Contributed capital		99,218
Net decrease in cash		(102,234)
Cash, beginning of year		122,731
Cash, end of year	$	20,497

Supplemental disclosure of cash flow information:

Cash paid during the year for interest	$	-
Cash paid during the year for taxes	$	-

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS

Skyebanc, Inc. (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized under the laws of the State of California on September 26, 1997. The Company has a securities arrangement through vFinance Investments, Inc. which clears all of its transactions through National Financial Services (NFS).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2008.

Revenue Recognition

The Company recognizes revenue (commissions) from brokerage and trading on the settlement date - settlement date basis. Settlement date recognition approximates trade date settlement. The Company also earns revenue from consulting services. Such revenue is recognized as the services are performed and cash collection is assured.

Additionally, the Company earns revenue from investment banking and consulting. Fees for investment banking and consulting are recognized as services are provided. Investment banking fees are generally based on a percentage of the total value of a transaction and are recognized upon successful completion.

Revenues are not concentrated in any particular region of the country or with any individual or group.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Income Taxes

The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards Number 109, "Accounting for Income Taxes" ("Statement No. 109"). Under Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those assets or liabilities are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of the assets, which are from five to seven years. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

NOTE 3 –PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31, 2008:

Computer equipment	$	11,782
		11,782
Less: accumulated depreciation		6,468
	$	5,314

Depreciation expense amounted to $2,564 for the year ended December 31, 2008.

NOTE 4 – ADVANCES RELATED PARTIES

As of December 31, 2008, the Company has advances due from officers of $17,804. Such advances are non-interest bearing and due on demand.

NOTE 5 – INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31, 2008 are as follows:

Deferred tax assets:		
Net operating loss carryforwards	$	82,000
Less valuation allowance		(82,000)
Net deferred tax assets	$	-

The net change in the valuation allowance during the year ended December 31, 2008 was an increase of approximately $61,000.

The reconciliation of the income tax computed at the U.S. federal statutory rate to income tax expense for the period ended December 31, 2008:

	$	
Tax provision (benefit) at statutory rates (35%)		(58,500)
Permanent differences		3,500
State Taxes, Net of Federal Benefit		(6,000)
Change in valuation allowance		(61,000)
Net income tax benefit	$	-

FASB No. 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a full valuation allowance at December 31, 2008 is necessary to reduce the deferred tax assets to zero. At December 31, 2008 the Company has available net operating loss carryforwards of approximately $213,000 which expire various times through 2028 and maybe limited in the event of an ownership change pursuant to IRC Section 382

NOTE 6 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $13,088 which was $8,088, in excess of its required net capital of $5,000, which is the greater of the minimum of $5,000 or 6 2/3% of total aggregate indebtedness. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 1.75 to 1.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

NOTE 7 – RENTAL EXPENSE

During 2008, the Company maintained leases in New Jersey, New York and Florida. Each office had an operating lease which had expiration dates of October 31 2008, June 30, 2008, and October 31, 2007, respectively.

For the New Jersey location, they now maintain a month to month tenancy under the original terms of the agreement that then ended during 2008 which can expire any time at the option of the Company providing 30 day written notice. The New York office, the Company has automatically renewed their lease for one more year which expires June 30, 2009. The Company maintained a monthly agreement for the Florida office after the expiration period which they cancelled in September 2008

Rent expense for the year ended December 31, 2008 was approximately $66,547.

NOTE 8 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

SUPPLEMENTARY INFORMATION

SKYEBANC, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

Net capital computation:

Total Stockholder's Equity	$	44,165
Deductions and/or charges:		
Non-allowable assets:		
Advances - related parties		17,803
Prepaid expense		-
Other assets		2,700
Property and equipment		5,314
Total non-allowable assets		25,817
Net capital before haircuts on securities positions		18,348
Haircuts on securities		5,260
Net capital		13,088
Required minimum capital		5,000
Excess net capital	$	8,088

Aggregate indebtedness:

Aggregate indebtedness as included in the		
Statement of Financial Condition	$	22,869
Total aggregate indebtedness	$	22,869
Ratio of aggregate indebtedness to net capital		*1.75 to 1*

Reconciliation:

Net capital, per unaudited December 31, 2008 FOCUS report, as filed	$	13,088
Net audit adjustments		-
Net capital, per December 31, 2008 audited report, as filed	$	13,088

The Company did not make a computation for determining the reserve requirement to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3 as all customer transactions are processed and cleared through vFinance Investments clearing agent National Financial Services (NSF), LLC.

The Company did not supply information relating to the possession or control requirements under Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3 as all customer transactions are cleared through Regal Discount Securities, Inc. and vFinance Investments, on a fully disclosed basis.



SHERB & CO., LLP

Certified Public Accountants

1900 NW Corporate Blvd., East Suite 210
Boca Raton, Florida 33431
Tel. 561-886-4200
Fax. 561-886-3330
e-mail:info@sherbcpa.com

Offices in New York and Florida

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholders
Skyebanc, Inc.
Shrewsbury, New Jersey

In planning and performing our audit of the financial statements of Skyebanc, Inc, as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended o be and should not be used by anyone other than these specified parties.

Certified Public Accountants

Boca Raton, Florida
February 26, 2009

SKYEBANC, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008